SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of

April 2024

Commission File Number 001-36258

Crescent Point Energy Corp.

(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐         Form 40-F  ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K:

Exhibit No.	Description
99.1	Notice of Annual and Special Meeting of Shareholders
99.2	Management Information Circular – Proxy Statement for the Annual and Special Meeting of Shareholders
99.3	Notice & Access Notification to Shareholders
99.4	Virtual Meeting User Guide
99.5	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: April 3, 2024

EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual and Special Meeting of Shareholders
99.2	Management Information Circular – Proxy Statement for the Annual and Special Meeting of Shareholders
99.3	Notice & Access Notification to Shareholders
99.4	Virtual Meeting User Guide
99.5	Form of Proxy

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